Filed by Quovadx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Rogue Wave Software, Inc.
Commission File No. 000-28900

Quovadx commenced an exchange offer and filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx has mailed a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave mailed a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx’s website at www.quovadx.com. Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave’s website at www.roguewave.com.

This and other documents to which we refer you contain “forward-looking statements” concerning non-historical facts or matters that are subject to risks and uncertainties. These forward-looking statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “projections,” “estimates,” “may,” “will,” “should,” “could” or similar expressions. These forward-looking statements represent Quovadx’s expectations or beliefs concerning future events, many of which are outside of Quovadx’s control. Many possible events or factors could affect the actual financial results and performance of Quovadx and Rogue Wave before the transaction and of the combined company after the transaction, and these factors or events could cause those results or performance to differ significantly from those expressed in Quovadx’s forward-looking statements. Note that the Private Securities Litigation Reform Act of 1995 does not apply to statements to the extent made in connection with a tender offer.

First Albany Annual Growth Conference, 12-10-2003

Damien Rinaldi:	Good afternoon. My name is Damien Rinaldi. I’m an analyst at First Albany Capital covering enterprise infrastructure software. That includes systems management as well as application development and deployment. We’re delighted this afternoon to have the management team — or two members of the management team — from Quovadx

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here to present. Lorine Sweeney, President and CEO, and Gary Scherping, Executive Vice-President and CFO.

Quovadx, for those of you who don’t know, is involved in application integration. They also have a set of highly customizable and flexible focused applications on the healthcare market. And they’ve recently announced their intention to acquire Rogue Wave, which puts them into an interesting position among the C++ developed community. And it gives them an entry point into Web services. With that, I’ll introduce Lorine and let her take over.

Lorine Sweeney:	Thanks, Damien. Before we get started today I’d like to remind everybody, we will be making forward-looking statements regarding both the Rogue Wave acquisition as well as our Quovadx business in general. I would like to start by giving you an idea of where we feel that we fit in the whole scheme of things, at Quovadx. We consider ourselves to be a global software platform company with a vertical solutions emphasis as well. And we’re going to talk a little bit about that today. Our flagship product is QDX Platform V, and it ends up that our vertical solutions — as previously mentioned — are primarily in the healthcare industry. We’re headquartered in Denver, Colorado.

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We have about 500 employees nationwide in ten offices, and we run our European operations out of the U.K.

I’d like to give you a little bit of the history of our evolution, because Quovadx is really a very new company. We actually started in the 1998 timeframe as a company called XCare.net. And as XCare we were primarily involved with building large Web sites using our own integration architecture based on XML. And we would integrate a variety of different kinds of content. And this was our business focus in 1998. But we really had wanted to develop our own products.

So in ‘99 we went out to raise venture funding, which we did in the summer. We raised about 17 million dollars in venture funding to really fund out products strategy. And shortly after that actually, took advantage of what were then the capital markets that we all know, and decided to go public. We went public in February of 2000. We raised 104 million dollars and that really became our war chest for executing our business strategy.

That same year we launched our first commercial software product, the XTiera platform. XTiera was an integration platform that really

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facilitated trading partner applications. And we got a lot of traction on that product when we signed a contract with the MedUnite Consortium. MedUnite was a consortium of the seven larger insurers, Aetna, Anthem, Cigna, Oxford, WellPoint, HealthNet, and PacifiCare. And they all got together because what they wanted to do was streamline healthcare information from the prospective of insurance information and physician groups. And so they purchased XTiera as their fundamental technology for the consortium, and we built this trading partner application.

Now, this is a very complicated application. They needed to integrate with 1,800 back-end systems and move data around for 65 million members. And as we worked on their project, we realized at Quovadx that we needed to have additional tools. We really began to understand what this market was all about. So, 2001 became a year of acquisition for us. We went out and we acquired a company called Healthcare.com that actually had the leading healthcare integration engine. Healthcare.com had over 7,000 connectors and adaptors into legacy healthcare systems and a really golden customer base. So they could provide us advantages in terms of our integration strategy.

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Shortly after that we acquired a company called Confer Software. Confer was very interesting. The team had come out of Xerox PARC. They’d worked together about 15 years and had spent about five years putting together their business process automation workflow software, based on XML. And again, a really good toolset for what we were doing with our platform tools.

And in the fourth quarter of 2001, we purchased the Pixel Group. Pixel was a U.K. company. They actually were known for their emulation software in UNIX. Today we do more UNIX emulations than anyone else. But what they had done is they had moved into screen-scraping, being able to integrate from legacy systems using their screen-scraping technology. And producing again, an XML data stream. So you can see, the common architecture for our products really was this XML architecture, which will become very important as we move along our evolution.

So in 2002 it was really a year of integration for us. We launched our first integrated technology product incorporating all of these technologies, QDX Platform V. We launched that in October of 2002. And today over 150 of our customers have migrated over to Platform

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V. We also consolidated operations. And the one point that was a bit disappointing was our sales force. We though we had acquired a really seasoned sales force from Healthcare.com. In the software area, that proved not to be the case.

So what we did is, we actually went out looking for a new leader in sales. We were very fortunate. We hired Dave Nesvisky. He was the head of Oracle healthcare sales. He joined us in the second quarter of 2002 and really worked very hard in terms of transitioning our sales force. We had 20 people in direct sales, and he actually replaced all but one of those. And since then has added an addition 25. So today we have 45 direct sales people, though it’s a new force. It ends up that over 60 percent of the force really has less than ten months’ tenure. So we’re beginning to see some good traction and progress with that force. We’ll talk about that a little bit later. But it is still very new.

So we’ve been focusing in on growing our distribution, penetrating our strategic sectors, and looking at new product line extensions. And part of this is through our acquisition strategy. We announced the acquisition of Care Science in September. Care Science actually was a company who focuses in the hospital sector in terms of improving

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processes. They integrate with a host of legacy systems and perform analytics on that data, and look for ways to improve clinical processes. And be able to do that directly at the point of care, thus using workflow technology as well. A perfect fit for what we do with Platform V, and we’ll talk a bit later about the Rogue Wave strategy.

I want to drill into our business strategy a little bit more. Today when we look at an organization, here’s what we see. We see a bunch of different disparate systems and data. People have data in databases. They have it in legacy systems. They’re trying to connect to trading partners. Today there are legacy Web systems. And the interesting thing is, they don’t want to have to redo everything that they have. They want to be able to extract pieces and parts from what their installed software base is, and then be able to create a new process, and finally a brand new software application. And that is exactly what Platform V does. It provides the integration capability. It then orchestrates a new process and provides the application development tools.

But what we also focus on at Quovadx is actually developing enterprise solutions that use Platform V. We think technology for the

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sake of technology is not always very easy to understand. And so we use Platform V technology to develop these solutions. So let me give you an example of one of these. Today in the hospital market, one of the biggest problems out there is the fact that hospitals don’t get paid very fast. It’s really the root of healthcare problems.

So what we’ve done with our cash accelerator product is, we actually use Platform V to integrate with the legacy hospital system. So that when you come into the hospital today, they’ll open a legacy information system record and take down your information. They want to know a few things. They want to know what your insurance coverage is, whether you’re who you say you are. And do you have good credit, as an example.

What has happened in the past is we’ll start this information — get what they can from you — and then it goes back kind of into the boiler room of the hospital where people get on the phone and they really try to get the proper information to get paid. We’ve streamlined that process. Today our cash accelerator product front-ends all of the major clearinghouses. So if you need information from Web MD or Medifax or HDX or Proxy Med — which is the old MedUnite — or you need to

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get demographic information and credit information from Trans Union, all of that is available in a seamless back-end application which then integrates into the old hospital system.

In addition to that we allow the hospitals to direct connect. One of the big benefits of HIPPA is that you can actually bypass the clearinghouse and go directly to your large payers. And our technology facilitates that kind of direct connect as well. You couldn’t do this without a product like Platform V, and that’s where we think we’re actually showing a lot of return on investment to our customers.

Today Quovadx has 3,600 customers in kind-of the Who’s Who in healthcare. Nine of the top ten payers use Quovadx technology. It ends up that over 50 percent of the large hospital organizations use Quovadx technology. So we have a very, very big and broad healthcare customer base. In addition to that though, we’ve started to move into some other areas. And as a consequence for instance of our Pixel acquisition, we also have a lot of premier names in the financial services area, media, entertainment, and a variety of other different segments.

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So what we’ve been trying to do is to figure out, how do we really get into some of these new markets. Because we believe that our Platform V technology is very leading edge. In fact, if you look at what markets we really play in today, we really play in two markets. One is the application deployment platform market. IDC coined this market in the last year or so. They actually came out with a software report this summer. And Quovadx was listed as the fasted growing vendor in this sector. So we feel like we were very happy to even make the list, much less the fastest growing segment. In addition, we also play in the healthcare IT or the application space, as I’ve mentioned, with our enterprise solutions.

Now, we talked about how we expand and how do we really grow at Quovadx. Well, interesting enough the integration market and the process automation market is migrating, evolving into an area that you may be familiar with, called Web services. This is really a huge marketplace. people have quoted sizes anywhere from four billion dollars to 99 billion dollars. I’m kind of sticking with the four billion number for conservative’s sake. But it really is the next technology. Now, why do we believe that this is important? Well, because at Quovadx it’s the first time actually that Microsoft and IBM have

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agreed that this is a standard. That’s revolutionary in my life. So we do think that there are some legs to this.

Now, the interesting thing and the best thing about this for Quovadx is that we’ve got a tremendous advantage here, in that it’s all based around XML. I emphasized that earlier, so you could see we spent a lot of time on this. I’d like to say in 1997 I thought it was going to be the way Web services were all about. But I can tell you what we did know at that time, and that was that it was a great integration technology. And it’s proved to be the case.

Now, the WSI is the Web services interoperability organization and it’s made up of the 160 leading software companies. Interestingly enough they have put out a specification about a year and a half ago, asking companies to participate and showcase their Web services applications. In fact, I saw today it was in an InfoWorld article, that ten companies — actually seven companies originally — succeeded in meeting this spec. Companies like IBM, Microsoft, BEA, Sun Microsystems, Oracle, Quovadx, Bowstreet, Corillian, and now Novell I guess has joined the bandwagon as well. But very, very few companies if you look at the 160 participants that are in the WSI.

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When you even start to look at the complexity though of these applications, some of these applications have required as many as 324 files and 15 developers to develop an application for this trial specification. Quovadx, because we’re purely XML and have this reduced complexity, took four files and two developers. So clearly we have seen an enormous opportunity for our leading edge Web services platform.

Now, here comes Rogue Wave. The transaction itself is a 71 million dollar transaction. We’ve made a tender offer for Rogue Wave that actually closes today. We’ve offered $6.85 per share, made up of four dollars and nine cents in cash and .5292 share of Quovadx stock. The transaction is valued at 1.2 times their trailing 12 months revenues. Rogue Wave was a profitable company so it really brings to us a high margin, profitable, cash-generating model that right of the box we believe will bring us five to ten cents EPS accretion in 2004.

But what’s the strategy behind this? Rogue Wave has been a premier tool center in the C++ marketplace for about 14 years. I mean, I used Rogue Wave tools many, many years ago. I guess, 14 years ago. It had

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to be when they were around. But nevertheless they have an excellent brand name. They’re known for very, very high quality tools. Their flagship products are Source Pro, Source Pro DB, and Stingray. Source Pro really is the product that facilitates cross-development on the C++ platform and is their flagship product. Today this product is deployed in 18,000 customers and it ends up they have over 300,000 licenses.

Now, we all know that the C++ market is big. In fact, there are three million C++ developers today. There are three million Java developers today. So it’s still a really, really big piece of the technology area. Rogue Wave was trying to figure out how do we take this product and this customer base that we have and migrate this into really the next generation of technology. How do we leverage what we’ve got in place? Well, they decided that the best thing that they could possibly do is to help facilitate the owners of large C++ applications with the ability to create a Web service from that application so that it could be reused in a new Java or .NET application. And by creating these Web services, they’d begin to facilitate a services-oriented architecture.

And the next step behind this is, you’ve got use these services. You have to be able to assemble them and orchestrate them. So they had a

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development initiative called Wave Runner, which was really the next major step. It’s deploying and orchestrating these services. Actually, they went out and they had a project to evaluate how they were going to accomplish this. They looked at build or buy, and it ends up it’s a pretty big project to build one of these orchestration platforms. So they went out to look and see who they could partner with.

We actually came on their list and ended up being one of their top vendors. And as we started to discuss how this would all work out, it ended up that it made sense actually not that they should just re-sell QDX Platform V, but actually that we should bring the companies together. And this would further our need to be able to get into more markets and large customer bases with a solid technology brand, while they had a leading edge Web services platform.

So today you look at those 18,000 customers that Rogue Wave has as a customer base, and it’s pretty appealing. It ends up that those customers are really broken down by the financial services area, ISVs, telecom, and government. Very good sweet spots for us and we have already begun to enter into the financial services area.

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So as we began to look at this merger we said, here are the revenue opportunities. We obviously can cross-sell here. As I mentioned, we can leverage our leading edge Web services platform. Rogue Wave gets acceleration to what their strategy is. This customer base has been waiting for this. So it’s directly in line with what they have been trying to do.

In addition to that, there are also some cost synergies, in that their G&A expenses — we’re going to absorb those, as well as public company expenses. They’ve actually taken the company and downsized it considerably so there aren’t a lot of personnel cost savings, but there are some savings in this area. Our estimates for accretion for 2004 as I mentioned before are really just out-of-the-box, putting the companies together without taking advantage of these other synergies.

How are we going to look after the merger? This is an important thing. Today you saw from the earlier graphics that Quovadx has a tools business, the Platform V, and it has an enterprise applications business. We’re going to stay the same with a very salient and important difference. On the tools side of the business Rogue Wave is

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going to become our tools company. So we’re going to use the Rogue Wave brand. It ends up we’re going to re-brand out Platform V technology so it’s Rogue Wave Platform V. And this in and of itself will add credibility to our platform in a much more horizontal perspective. The Rogue Wave sales force that has already been on a path to sell a platform like Platform V is going to move ahead.

In fact, we have set up a distribution agreement between the companies and we’re already working aggressively on moving our Platform V into their distribution channel. Our enterprise applications group is going to stay the same. We’re still going to be selling our applications into the healthcare market in the various areas, and it ends up our sales force is going to be very focused. So not only does this work very well with our organization structure, we think it does not seem to be highly disruptive. And in fact is directly in line with the strategy, had we not decided to merge.

So between the two of us we think we really have a winning combination. As I mentioned, we have the leading edge Web services platform. We have now a very well recognized and respected technology brand. We have strong and expanding distribution network.

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Rogue Wave has 21 direct sales, as I mentioned. We have 45. We’ve got a serious sales force out there now, and the broadest and deepest customer base of any of our competitors. I mean, this is a tier one customer base, in terms of looking at horizontal customers as well as the Who’s Who of healthcare.

When we do look at vendors what is important to us has been, what was the traditional integration set of vendors? Many of these vendors are moving into application deployment platforms. And what has always been a key differentiator for us is the fact that not only do we have a very competitive platform technology with Platform V, but again we have a whole host of these vertical solutions.

But I think what’s been impressive over the last year is how well our strategy has been working. This is Gartner data for application deployment vendors in 2002. And you can see, there is Quovadx with one percent. Now, as we move to the left we can see that our total revenues have surpassed Vitria as well as our software sales. Our software sales and revenue have surpassed Mercator, which was recently acquired. It ends up in the third quarter — in the second quarter, rather — our organic software sales surpassed See Beyond.

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They caught up to us in the third quarter, but now with the combination of Rogue Wave we’ve surpassed SeeBeyond. So we’re right on the tail of webMethods and Tibco. Give us a little bit longer and I think we can make some progress.

And some of this progress really can be seen in our software sales. Dave Nesvisky joined us in the second quarter of 2002, and you can see that software sales were about 1percent of our revenue. These software sales have grown by the last quarter of Q3 to 39 percent of our revenue, and have also become the largest segment of our revenue. So even with a sales force that is still very, very new we’ve had some really good progress in this area.

And where do we want to go with this? Well, where we want to see ourselves as a company is about 50 percent of our revenue from software, 20 percent or our revenue in the services area, and 30 percent of our revenue in the other recurring category. Where are we today? About 36 percent software, 23 percent services, and 41 percent other recurring. However, we pro forma-ed the Care Science acquisition and the Rogue Wave acquisition, just to show where we would be had they been with us. And if you look at that, we’re getting very close to our

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target, 44 percent software, 19 percent services, and 37 percent other recurring.

Our target operation model is really what’s portrayed on this side, and this is where we think we want to be. We haven’t given a timeframe yet for this or a revenue size, but we’ll talk a little bit about this target versus really where we are. What we want to see within that model of 50/20/30 is we want license revenue margin to be 85 to 90 percent, services margin to be 45 to 50 percent, recurring revenue margin to be 45 to 50 percent. Giving us a combined gross margin of 65 to 70 percent. On the expense side we want to see sales and marketing at 22 percent of revenue, G&A at 13 percent of revenue, and R&D at 10 percent of revenue. So overall this gives us operating margins of 20 to 25 percent.

Now, let’s talk about where we are. If you look at the third quarter, you can see that software sales were 7.8 million dollars with a gross margin of 75.5 percent. What’s important to understand is what’s in the cost of revenue line. About 1.7 million dollars of the 1.9 million shown on the screen here is actually amortization of software intangibles as well as amortization of capitalized software. So it’s a

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relatively fixed cost. The additional 200,000 is royalties that we paid on third-party software. So if we think of that as being a relatively fixed cost you can see there’s a lot of leverage here, and that’s really how we get to that 85 to 90 percent target margin.

On the services side, we did about 4.4 million dollars in revenue. And the margins here are disappointing to us. It ends up our margins were 24.1 percent, and it ends up that we’ve had a lot of pressure on our services business with the economy and the shape that it is. There’s been a lot of price pressure. There have been a lot of fixed price contracts. And all of this equals a situation that we haven’t been that pleased with. So we’ve been going after this area fairly aggressively.

What we’ve decided to do is, in the third quarter we signed an agreement with InfoTech, which is an Indian outsourcing company. And our strategy here is to incorporate InfoTech offshore resources to our projects that we’re doing in the services area, to give us better margins. And we expect to see improvement in this area over the next year.

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The third piece is the recurring revenue, which is really made up of three components. One is a large outsourcing contract with the Medical University of South Carolina. It ends up that this is a contract that we acquired with Healthcare.com. This line also includes our maintenance revenue as well as our other recurring transaction revenue, which comes from products like our cash accelerator products, it does have a transaction component. So it ends up, if you look at the margin in this area, the growth areas of this business — because the outsourcing contract is fixed — it ends up the growth areas are the software maintenance as well as the transaction revenue. And we expect as our software continues to grow that we will see growth of these higher margin components. And that will drive a higher margin. So overall in the third quarter we had a 47.9 percent gross margin, which was an improvement of a couple points from Q2.

On the expenses side we’re actually getting close to our model. It ends up our sales and marketing expense was 24 percent of revenue in the last quarter. As I mentioned, the sales force is still very new so they’re not as productive as we expect them to be in the future. And so that’s what’s going to be what drives down that cost, in terms of percent of revenue. It ends up that our G&A has been declining nicely with

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regards to our growth in overall revenue. And R&D is at about 13 percent, so we’re actually getting closer on that side as well.

Overall we did have a net loss of about a million dollars in the third quarter, which is three cents per share. But if you look at the components of our income statement you’ll see that we did have a lot of these amortization costs, in terms of intangibles. So our cash earnings were 1.5 million dollars in the quarter.

On the balance sheet side we ended the third quarter with about 35 million dollars in cash. It ends up that there will be some differences in this cash with the closing of the Rogue Wave tender. It ends up that Rogue Wave had about 33 million dollars in cash. We are paying out about nine million of our cash plus deal costs. So you’ll see that cash adjusted accordingly. On the DSO side, our DSO target is 80 days. It ends up you’ll notice that in the second quarter we had kind of a one-time situation where we recognized about three million dollars in deferred revenue, which brought our DSOs down to 78 days. And the reverse thing happened last quarter. We actually deferred about that much revenue and brought those DSOs back to 90. But our target really is to be in the 80-day range, and it’s difficult for us to get much

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lower than that just because of the fact right now that we’re so heavily healthcare-focused. And they are a little bit slower to pay.

One thing about our overall cash flow that I think is very important, if you look at our cash earnings of 1.5 million dollars and our net cash provided from operating activities. On the investment side the big use of cash this past quarter — the seven and a half million dollars — was for the Care Science acquisition. Now, had we not had that acquisition, actually our cash for the quarter would have been a positive 300,000 dollars.

So we really do view Quovadx obviously as an attractive investment, and there are several reasons why. We think that we have a great growth opportunity in the whole Web services market, particularly with the acquisition of Rogue Wave. We think there are a lot of legs to that strategy. And we think that we’re still going to work very hard in terms of extending our business model into new markets, developing our current applications and current segments, and really working very hard as our sales force matures. So we’re still very young in that cycle overall.

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Our model itself is in a very large market. Whether you look at our enterprise applications on the healthcare side or the tools market, particularly on the Web services side. And we think we offer a very attractive return on investment to our customers. People just are tired of replacing everything they have with their software. And the technology has gotten to a stage where you just don’t have to do that. You can get incremental returns on investment using what you have in place. Obviously we’re heavily-focused on the software side, which is highly leveraged. And we continue to have a very solid balance sheet with no debt. So with that, we will conclude.

Male Voice:	Going back to 2001 with the acquisition of Healthcare.com (unintelligible) leading healthcare integration company (unintelligible). Along those lines could you just also talk (unintelligible)?

Lorine Sweeney:	Sure. I think that when we looked at the original Healthcare.com sales force —

Damien Rinaldi:	Could you repeat the question?

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Lorine Sweeney:	Oh, sorry. Could I repeat the question? It was a very long question. I think the general question was, why did we have disappointment with the Healthcare.com sales force and what kind of integration are we looking at with Rogue Wave? That’s a simplified question. When we talk about the sales force, the issue with Healthcare.com, we through in general that the people had a broad experience in terms of selling software. They actually were a fairly good force in terms of selling add-on components to what was this integration engine technology — they were very well-established there — and so they had been running their business primarily in this add-on components within their very large market base. That wasn’t our intent with that sales force.

Our interest was that they could become the platform sales force, and that’s where the capabilities were really deficient. And we found that out pretty clearly, that between just even in terms of the general attitudes folks did not want to move into that model. And that’s not something you get in due diligence. I mean, you really just don’t.

Now, will we experience that on the Rogue Wave side? I really don’t think so, because if anything Rogue Wave has been going down the exact strategy that we’re offering them. That is the salient difference

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there. It ends up that they have started their own strategy, which says we’re building this LEIF product because what we’re going to do is orchestrate Web services. The next thing we’re going to do is we’re going to be using Wave Runner. They’ve been training that sales force over the last year to be ready for the Wave Runner platform. Guess what? Now they have Wave Runner. It’s now Rogue Wave Platform V. So it’s a very different situation than what we had really with Healthcare.com

Now, in terms of looking at integration risks, I really think that what we’ve tried to do based on our experience — I mean, we’ve learned a lot in terms of doing acquisitions over the last several years — is we are trying to minimize disruption. That’s really what we’re trying to do. And actually we want to take advantage of the Rogue Wave entity as they exist. We want their sales force to continue to do what they’re doing. We want their R&D groups that have been supporting their products to continue doing what they’re doing. And so they’re really staying relatively intact in that regard. And so we’re using them primarily as a channel, okay? And then some of their R&D efforts obviously are going to converge with what we’re doing with Platform V. So that’s obviously what we think are the biggest areas of risk.

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Then you look at, well, we’re going after a strategy that is horizontal. And it ends up the horizontal software market has had some challenges. I mean, one of the things that has been very good for us at Quovadx over the last little while is, we have been heavily in the healthcare industry, which is very steady. Now, we believe that the timing is right for the economy to come out of its malaise. We’re all hoping that I think in this room. But we’re seeing signs of that. People are saying that they have budgets in place in 2004. That’s a good sign. And so we do believe that we’re going to get some catalysts from an improving economy. But it’s clearly a risk.

Male Voice:	Damien, a question for you. Do your estimates for ‘04 include Rogue Wave?

Damon Rinaldi:	I don’t cover the company at this point, sir. I don’t.

Male Voice:	Okay, but do you if their estimates include Rogue Wave?

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Damon Rinaldi:	Those may be the first call consensus estimates. And my understanding at the time they were included in that document was that they had not been adjusted for Rogue Wave.

Male Voice:	Okay, thank you.

Damon Rinaldi:	Alright, we’re running up against our time deadline. So we’ll let the session break, and folks who want to catch the team here may be able to grab them outside in the general area. Thank you very much.

End